Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom Secures Major Edge Networking Design
Win from a US Communications Service Provider
- Revenues from design win projected to total $15m; purchase orders totaling $6M already received -

KFAR SAVA, Israel — March 16, 2022, - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that it has secured a major design win from an existing client, a US communication service provider, for customized high-runner edge networking products to be deployed in a network-wide infrastructure upgrade project that it is carrying out for one of its customers.

To date, Silicom has delivered approximately $3 million in equipment for the project’s first phase, and, in recognition of its excellent performance, has recently received second-phase purchase orders totaling $3 million to be delivered during 2022. The customer forecasts that the total value of the design win will be approximately $15 million.

“We are delighted that this rapidly-growing communications service provider has turned to Silicom once again for the high-performance networking products it needs to enable its clients' next-generation infrastructure,” commented Shaike Orbach, Silicom’s CEO. “This is a clear confirmation of the superiority of our technology, and demonstrates, once again, the importance of our close, ongoing customer relationships.”

Mr. Orbach continued, “In general, our Edge momentum continues to build, as the explosion of cloud-based services and IoT drive demand for advanced, high-capacity edge processing capabilities. The proven ability of our products to increase network throughput and decrease latency are recognized as critical, differentiating advantages – both by the end-users who operate the networks and by the service providers who build them. As a result, our unique portfolio of Edge products and technologies continues to be a significant growth driver and a major contributor to the demand side of our business.”

About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.
Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.
Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.
For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 212 378 8040 E-mail: silicom@gkir.com